ROBIN S. YONIS
Vice President
General Counsel
Office: (949) 219-6767
Fax: (949) 719-0804
E-mail: Robin.Yonis@PacificLife.com
April 27, 2010
VIA EDGAR
Mr. Michael Kosoff
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-0102

Re:	Pacific Select Fund — Annual Update
File Nos. 033-13954 and 811-05141
Dear Mr. Kosoff:
     This letter is being provided in response to written comments received from the Securities and Exchange Commission (“SEC”) staff on March 26, 2010 concerning post-effective amendment (“PEA”) No. 79 to Pacific Select Fund’s (the “Fund”) registration statement on Form N-1A (the “Prospectus” and Statement of Additional Information “SAI”), which was filed on February 9, 2010 with the SEC, in reliance on Rule 485(a) under the Securities Act of 1933 (“1933 Act”). Set forth in the numbered paragraphs below, are the SEC Staff comments followed by the Fund’s responses.
1.	Comment: Cover Page — Please consider removing the references to the Pacific Corinthian contracts and Policy # 87-51 as they are not relevant to most shareholders and disclosure as to the availability of the funds is described in the first paragraph of the prospectus.

Response: The Pacific Corinthian contracts and Policy # 87-51 are variable insurance products that are discontinued, but that still having existing contract and policy owners (together “Owners”), respectively. As such, the only prospectus sent to these Owners each year is the Pacific Select Fund, in accordance with SEC pronouncements. Because of this, this disclosure has been retained.

2.	Comment: Common Summary Section Comments:
a.	Please remove the phrase “Summary Prospectus” from the first page of each summary section. The statutory prospectus (including its summary section) is distinct from the summary prospectus, which is a rule 498 concept and subject to differing disclosure requirements.

Response: The Prospectus disclosure has been amended accordingly.

b.	Please remove the second sentence of the Fees and Expenses narrative as such language is not explicitly required or permitted by the form. See General Instr. C(3)(b) of Form N-1A. Please also revise the first sentence of the narrative to more closely match the language used in the form.

Response: The Prospectus disclosure has been amended accordingly.

c.	Please revise the captions in the Fees and Expense Table to match the captions prescribed in the form because using standard terms enhances comparability between funds.

Response: The Prospectus disclosure has been amended accordingly.

d.	Please remove the footnote to the Fees and Expenses section which describes certain breakpoint discounts because the disclosure is not required or permitted by the Form. Such disclosure could be included in Item 10(a)(1)(ii).

Response: The Prospectus disclosure has been amended accordingly.

e.	Please move the narrative disclosure immediately following the expense example so that it precedes the expense example.

Response: The Prospectus disclosure has been amended accordingly.

f.	Please revise the section heading “Principal Investments & Strategies” to read “Principal Investment Strategies” as this would more closely follow the form requirements.

Response: The Prospectus disclosure has been amended accordingly.

g.	In the Principal Strategies section, when first describing securities that are non-investment grade, please include as a parenthetical that these instruments are sometimes called “junk”.

Response: The Prospectus disclosure has been amended accordingly.

h.	Some of the Principal Strategies and Principal Risks (item 4) disclosures are lengthy. (see, e.g., Principal Strategies section of the Diversified Bond Portfolio and the Principal Risks section of the Inflation Managed Portfolio.) Response to this item may only include a summary of the principal risks based on the information given in responses to Item 9(c). More complete disclosure of the principal risks is required outside of the summary section in response to Item 9(c).

Response: The Prospectus disclosure has been amended accordingly.

i.	There are several series of the Fund (e.g., High Yield Portfolio and Managed Inflation Portfolio) that list convertibles as a principal strategy but omitted any summary of the associated risks. Please either remove this disclosure from the Principal Strategies section or include the corresponding risks in the Principal Risks section.

Response: The Prospectus disclosure has been amended accordingly.

j.	There are several series of the Fund with turnover rates in excess of 100%. Please include the associated risk (higher transaction costs) as a principal risk for any portfolio (other than the money market fund) that has a turnover rate exceeding 100%.

Response: We respectfully decline to add additional language, as we believe that the language within the existing separate section of each summary, as required by Form N-1A, titled: “Portfolio turnover” addresses portfolio turnover and the potential associated costs. In addition to this section, there is information about portfolio turnover in the “Additional Information About Investment Strategies Section” of the statutory prospectus and the “Portfolio Turnover” section of the Statement of Additional Information.

k.	Please remove the superscript “1” that comes immediately before the performance bar chart, as there appears to be no corresponding footnote.

Response: The Prospectus disclosure has been amended accordingly.

l.	In the Portfolio Performance section, if applicable, please include a statement explaining that updated performance information is available and provide a Website address and/or toll-free (or collect) telephone number where the updated information may be obtained.

Response: This is not applicable as the Fund does not post its performance to its webpage.

m.	In the Total Return table, please include the following parenthetical following the name of the index “(reflects no deduction for [fees, expenses, or taxes])”.

Response: The Prospectus disclosure has been amended accordingly.
3.	Comment: Cash Management Portfolio
a.	Please move or remove the language “formerly called Money Market Portfolio” as this language is not required or permitted by the form.

Response: We respectfully decline to remove this language as we believe that identifying the prior portfolio name for a period of time is useful for shareholders to understand which portfolio is being referred to in the document, and because it helps to more clearly identify the Portfolio, it is permitted by Form N-1A.

b.	Please remove the third paragraph of the Principal Risks section as such disclosure is already presented in other portions of the Principal Risks disclosure.

Response: The Prospectus disclosure has been amended accordingly.

c.	The Credit Risk portion of the Principal Risks disclosure includes references to assignments and loan participations. Please either remove this disclosure from the Principal Strategies section or include such investments in the Principal Strategies section of the prospectus.

Response: The Prospectus disclosure has been amended accordingly.

d.	The Principal Strategies section of the prospectus describes investments in dollar denominated foreign securities. Please either remove this disclosure from the Principal Strategies section or include the corresponding risks in the Principal Risks section.

Response: The Prospectus disclosure has been amended accordingly.

e.	Portfolio Performance
i.	In the Portfolio Performance narrative, please briefly describe the secondary index as per item 4(b)(2), instr. 2(b) of Form N-1A (e.g., by stating that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives).

Response: The secondary index has been removed.

ii.	Please remove the parentheticals “primary index” and “secondary index” from the average annual total return table.

Response: See response to comment 3.e.i.

iii.	Please explain the reason(s) for the selection of a different index as per item 4(b)(2), instr. 2(b) of Form N-1A.

Response: The Prospectus disclosure has been amended accordingly.
4.	Comment: Diversified Bond Portfolio — The Mortgage-Related Securities Risk (item 4) disclosure includes a reference to subprime loans. Please either remove this disclosure from the Principal Risks section or include such investments in the Principal Strategies section of the prospectus.

Response: The Prospectus disclosure has been amended accordingly.

5.	Comment: Floating Rate Loan Portfolio
a.	The Credit Risk (item 4) disclosure includes references to asset-backed securities and subprime loans. Please either remove this disclosure from the Principal Risks section or include such investments in the Principal Strategies section of the prospectus.

Response: The Prospectus disclosure has been amended accordingly.

b.	Portfolio Performance
i.	In the Portfolio Performance narrative, please briefly describe the secondary index as per item 4(b)(2), instr. 2(b) of Form N-1A.

Response: The two indexes listed are the current broad-based index and the former broad-based index. Since there is not a secondary index listed, no description was added.

ii.	Please explain the reason(s) for the selection of a different index as per item 4(b)(2), instr. 2(b) of Form N-1A.

Response: The Prospectus disclosure has been amended accordingly.
6.	Comment: High Yield Bond Portfolio
a.	The following disclosure is not a principal investment strategy and should be moved or removed from the Principal Investment Strategies section of the prospectus. “Bonds are given a credit rating based on the issuer’s ability to pay the quoted interest rate and maturity value on time. High yield bonds are considered to be mostly speculative in nature. This gives the portfolio more credit risk than the other bond portfolios but also gives it the potential for higher income than investment grade bonds.”
Response: The Prospectus disclosure has been amended accordingly.

b.	The Foreign Investment and Currency Risk portion of the Principal Risks disclosure includes references to Currency Risk. Please either remove this disclosure from the Principal Risks section or include such investments in the Principal Strategies section of the prospectus.

Response: The Prospectus disclosure has been amended accordingly.
7.	Comment: Inflation Managed Portfolio
a.	The following disclosure is not a principal investment strategy and should be moved or removed from the Principal Investment Strategies section. “The factors that will most influence the portfolio’s performance are actual and expected inflation rates, as well as changes in real and nominal interest rates. (A real interest rate is the nominal interest rate less expected inflation.) Total return is made up of coupon income plus any gains or losses in the value of the portfolio’s securities.”

Response: The disclosure has been deleted from the summary section in response to your comment. However, we have not removed the disclosure from the statutory section, as we believe it is an enhancement to aid the reader in understanding the strategy. General Instruction C.3.(b) to Form N-1A permits disclosure in addition to that which is strictly required by the form for all items other than Items 2-8, provided the additional disclosure is helpful to the reader and does not obscure the required disclosure. This approach is reinforced by IC-28584 (the Adopting Release for the recent Form N-1A amendments), which states, “While a fund may continue to include information in the prospectus that is not required, a fund may not include any such additional information in the summary section of the prospectus.” (emphasis added). We believe that the Item 9 disclosure that includes the above noted language meets this standard, as it helps readers understand the strategy, even if that strategy does not rise to the level of a “principal” strategy.

b.	Portfolio Performance
i.	Please remove the parentheticals “current benchmark” and “former benchmark” from the average annual total return table.

Response: The Prospectus disclosure has been amended accordingly.

ii.	Please explain the reason(s) for the selection of a different index as per item 4(b)(2), instr. 2(b) of Form N-1A.

Response: The Prospectus disclosure has been amended accordingly.
8.	Comment: Managed Bond Portfolio
a.	The description of the concept of Duration is too long to be adequate item 4 disclosure. Please delete all but first and last sentence of the description of the concept of duration.

Response: The Prospectus disclosure has been amended accordingly.

b.	The turnover rate is listed at almost 745%. Please include the higher brokerage costs associated with this level of turnover as a principal risk.

Response: We respectfully decline to add additional language, as we believe that the language within the existing separate section of the summary for this portfolio, as required by Form N-1A, addresses portfolio turnover and the potential associated costs. In addition to this section, there is information about portfolio turnover in the “Additional Information About Investment Strategies Section” of the statutory prospectus and the “Portfolio Turnover” section of the Statement of Additional Information.
9.	Comment: Short Duration Bond Portfolio
a.	The description of the concept of Duration is too long to be adequate item 4 disclosure. Please revise the prospectus accordingly.

Response: The Prospectus disclosure has been amended accordingly.

b.	The Mortgage-Related Securities Risk (item 4) disclosure includes a reference to subprime loans. Please either remove this disclosure from the Principal Risks section or include such investments in the Principal Strategies section of the prospectus.

Response: The Prospectus disclosure has been amended accordingly.

c.	The Credit Risk portion of the Principal Risks disclosure includes references to assignments and loan participations. Please either remove this disclosure from the Principal Risks section or include such investments in the Principal Strategies section of the prospectus.

Response: The Prospectus disclosure has been amended accordingly.

10.	Comment: American Funds Growth Portfolio
a.	Please remove the following captions to the fee table: “Master fund advisory fee & other expenses” and “Total feeder & master expenses”. The fees of the master fund should be reflected in their respective categories as per item 3, inst. 1(d)(i) of Form N-1A, (i.e., Master fund management fee should be included under the management fee caption, and the other expenses of the master fund should be under the other expenses caption).

Response: The Prospectus disclosure has been amended accordingly.

b.	As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a fee waiver or expenses reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund’s registration statement.

Response: The Prospectus disclosure has been amended accordingly.

c.	In a footnote to the fee table, please state that the table and example reflect the expenses of both the Feeder and Master Funds as per item 3, instr. 1(d)(i) of Form N-1A.

Response: The Prospectus disclosure has been amended accordingly.

d.	Please move the definition of “Master Funds” to a location after the item 8 disclosure, as an owner of one feeder fund may not know to look to the summary section of another feeder fund for such a definition.

Response: The Prospectus disclosure has been amended accordingly.

e.	Please remove the fifth paragraph of the Principal Investment and Strategies section as this disclosure is not a principal strategy of investing in the fund.

Response: The Prospectus disclosure has been amended accordingly.

f.	The Principal Strategies section of the prospectus describes investments in foreign securities. Please either remove this disclosure from the Principal Strategies section or include the corresponding risks in the Principal Risks section of the prospectus.

Response: The Prospectus disclosure has been amended accordingly.
11.	Comment: American Funds Growth-Income Portfolio
a.	As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund’s registration statement.

Response: The Prospectus disclosure has been amended accordingly.

b.	In a footnote to the fee table, please state that the table and example reflect the expenses of both the Feeder and Master Funds as per item 3, instr. 1(d)(i) of Form N-1A.

Response: The Prospectus disclosure has been amended accordingly.

c.	Please remove the third paragraph of the Principal Investment and Strategies section as this disclosure is not a principal strategy of investing in the fund.

Response: The Prospectus disclosure has been amended accordingly.

d.	The Principal Risks disclosure includes disclosure relating to foreign securities and emerging market. Please either remove this disclosure from the Principal Risks section or include such investments in the Principal Strategies section of the prospectus.

Response: The Prospectus disclosure has been amended accordingly.
12.	Comment: Comstock Portfolio
a.	In the Portfolio Management Portfolio of the prospectus, please remove the references to Van Kampen as such disclosure is not required or permitted by the form.

Response: The Prospectus disclosure has been amended accordingly.

b.	Please either summarize the risks associated with preferred securities, or delete the strategy.

Response: The Prospectus disclosure has been amended accordingly.

13.	Comment: Dividend Growth Portfolio
a.	Please move or remove the language “formerly called Diversified Research Portfolio” as this language is not required or permitted by the Form.

Response: We respectfully decline to remove this language as we believe that identifying the prior portfolio name for a period of time is useful for shareholders to understand which portfolio is being referred to in the document, and because it helps to more clearly identify the Portfolio, it is permitted by Form N-1A.

b.	The Principal Strategies section of the prospectus describes investments in foreign securities. Please either remove this disclosure from the Principal Strategies section or include the corresponding risks in the Principal Risks section of the prospectus.

Response: The Prospectus disclosure has been amended accordingly.
14.	Comment: Equity Index Portfolio
a.	Please explain supplementally the accuracy of the Investment Goal of proving results that correspond to the total return of common stock, when the index, the S&P 500 Index, is not a total market index, but rather one that represents 500 of the largest common stocks that are publicly trades in the U.S.

Response: The principal investment goal of the Equity Index Portfolio is to provide investment results that correspond to the total return of common stocks that are publicly traded in the U.S. The principal investment strategy of the portfolio, which is disclosed adjacent to this goal, is to invest at least 80% of its assets in equity securities of companies included in the portfolio’s applicable benchmark index, including instruments representative of that index (such as derivatives). The S&P 500 Index is the benchmark index.

The S&P 500 Index is widely understood to reflect returns of the overall U.S. stock market, and the Commission and staff have supported this view. For example, in IC-19383, Disclosure of Mutual Fund Performance and Portfolio Managers, the Commission identified three illustrative broad-based securities market indices, the S&P 500 Index, the Nikkei Index and the Lehman Corporate Bond Index, and stated that “[t]he index comparison requirement is designed to show how much value the management of the fund added by showing whether the fund ‘out-performed’ or ‘under-performed’ the market, and not so much whether one fund ‘out-performed’ another.” (emphasis added). Standard & Poor’s describes the index as follows:

Widely regarded as the best single gauge of the U.S. equities market, this world-renowned index includes 500 leading companies in leading industries of the U.S. economy. Although the S&P 500 focuses on the large cap segment of the market, with approximately 75% coverage of U.S. equities, it is also an ideal proxy for the total market.
(emphasis added). See http://www.standardandpoors.com/indices/sp-500/en/us/?indexId=spusa-500-usduf—p-us-l—. Popular financial publications and web sites, which help inform investor views, convey similar understandings. By way of one example, The Motley Fool states, “The Standard & Poor’s 500 Index is usually considered the benchmark for U.S. equity performance.” See http://www.fool.com/school/indices/sp500.htm

Finally, it is worth noting that “correspond to” is commonly understood to mean “be consistent or compatible with” or “similar to” and not, as may be implicit in the comment, to mean “match precisely.”

Accordingly, the Fund believes that the existing disclosure is accurate.

b.	The Principal Strategies section of the prospectus describes investments in derivatives. Please either remove this disclosure from the Principal Strategies section or include the corresponding risks in the Principal Risk sections of the prospectus.

Response: The reference to derivatives in the Principal Strategies section is a component of the portfolio’s 80% policy, which is to invest at least 80% of its assets in equity securities of companies included in the portfolio’s applicable benchmark index, including instruments representative of that index (such as derivatives). While investing in “equity securities” is a principal strategy of the portfolio, and those equity securities may include certain derivatives, investing in derivatives themselves is not a principal strategy of the portfolio. Because investing in derivatives is not a principal strategy of the portfolio, we believe that disclosing “derivatives risk” is neither permitted nor required by Form N-1A, and could be misleading to investors. On the other hand, investing in compliance with the portfolio’s 80% policy is a principal strategy of the portfolio and therefore that policy is disclosed within the Principal Strategies section. Accordingly, the suggested revisions were not made.

c.	Please address the risk of tracking error in the principal risk disclosure.

Response: The Prospectus disclosure has been amended accordingly.

15.	Comment: Focused 30 Portfolio
The Principal Risks disclosure includes disclosure about Credit Risk and Interest Rate Risk. Please either remove this disclosure from the Principal Risks section or include such investments in the Principal Strategies section of the prospectus.
Response: The Prospectus disclosure has been amended accordingly.
16.	Comment: Large-Cap Growth Portfolio
a.	As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangements is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a few waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund’s registration statement.

Response: The Prospectus disclosure has been amended accordingly.

b.	Please confirm supplementally that concentration risk is not a principal risk for the fund.

Response: This is not considered a principal risk for this portfolio because the manager does not intend to concentrate in any one industry or group of related industries. However, the relatively small number of holdings could increase price volatility, accordingly we have added disclosure to that effect.
17.	Comment: Large-Cap Value Portfolio

The Principal Strategy notes that the fund will “look for” special situations, including turnaround situations. Please include the associated risks in the risks section. (e.g., liquidity risk).

Response: The language referenced has been moved to the Item 9 disclosure as it helps clarify how the manager implements the principal strategy described in the summary section. Liquidity risk disclosure has been added to the Item 9 disclosure.

18.	Comment: Long/Short Large-Cap Portfolio
a.	As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue including the expected termination date, and briefly describes who can terminate the arrangement and under what circumstances. Please note that the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund’s registration statement.

Response: The Prospectus disclosure has been amended accordingly.

b.	Please include the risks associated with investing in large cap stocks.

Response: The Prospectus disclosure has been amended accordingly.

c.	As the portfolio invest in ETFs, please confirm that the portfolio does not have any acquired fund fees and expenses in excess of one basis point as per item 3, instr. 3(f)(i) of Form N-1A.

Response: We confirm that the fund did not have any acquired fund fees and expenses in excess of one basis point as per item 3, instr. 3(f)(i) of Form N-1A.
19.	Comment: Main Street Core Portfolio

The Principal Strategies section of the prospectus describes investments in foreign securities and emerging market securities. Please either remove this disclosure from the Principal Strategies section or include the corresponding risks in the Principal Risks section of the prospectus.

Response: The Prospectus disclosure has been amended accordingly.

20.	Comment: Mid-Cap Portfolios (all three)

In the discussion of price volatility risk, please remove the references to small-cap companies.

Response: The Prospectus disclosure has been amended accordingly.

21.	Comment: Mid-Cap Growth Portfolio

Please update the market capitalization range in the Principal Strategies Section of the Prospectus.

Response: The Prospectus disclosure has been amended accordingly.

22.	Comment: Mid-Cap Value Portfolio

Please confirm supplementally the accuracy of the market capitalization range in the Principal Strategies Section of the Prospectus. The lower end of the range appears to be smaller than that of even the small-cap index range.

Response: The capitalization range information has been updated to a more current date and this disparity no longer exists.

23.	Comment: Small-Cap Portfolios (all four)

In the discussion of price volatility risk, please remove the references to medium-cap companies.

Response: The Prospectus disclosure has been amended accordingly.

24.	Comment: Small Cap Index Portfolio

Please address the risk of tracking error in the principal risk disclosure.

Response: The Prospectus disclosure has been amended accordingly.

25.	Comment: Health Sciences Portfolio

Portfolio Performance
i.	In the Portfolio Performance narrative, please briefly describe the secondary index as per item 4(b)(2), instr.2(b) of Form N-1A.

Response: The Prospectus disclosure has been amended accordingly.

ii.	Please remove the parentheticals “primary index” and “secondary index” from the average annual total return table.

Response: The Prospectus disclosure has been amended accordingly.
26.	Comment: Technology Portfolio

Portfolio Performance
i.	In the Portfolio Performance narrative, please briefly describe the secondary index as per item 4(b)(2), instr.2(b) of Form N-1A.

Response: The Prospectus disclosure has been amended accordingly.

ii.	Please remove the parentheticals “primary index” and “secondary index” from the average annual total return table.

Response: The Prospectus disclosure has been amended accordingly.

27.	Comment: International Large-Cap Portfolio

Please revise the disclosure in this section and where appropriate throughout the registration statement to clarify that a significant percentage of the fund’s assets will be invested outside the United States. See Investment Company Act Release No. 24827 at footnote 42 (Jan. 17, 2001).

Response: The Prospectus disclosure has been amended accordingly.

28.	Comment: American Funds Asset Allocation Portfolio
a.	As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note that the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund’s registration statement.

Response: The Prospectus disclosure has been amended accordingly.

b.	In a footnote to the fee table, please state that the table and example reflect the expenses of both the Feeder and Master Funds as per item 3, instr. 1(d)(i) of Form N-1A.

Response: The Prospectus disclosure has been amended accordingly.

c.	Please remove the fifth paragraph of the Principal Investment and Strategies section as this disclosure is not a principal strategy of investing in the fund.

Response: The Prospectus disclosure has been amended accordingly.
29.	Comment: Multi-Strategy Portfolio
a.	As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund’s registration statement.

Response: The Prospectus disclosure has been amended accordingly.

b.	Please include the risk of the growth and value styles of investing.

Response: The Prospectus disclosure has been amended accordingly.

c.	The Credit Risk portion of the Principal Risks disclosure includes references to assignments and loan participations. Please either remove this disclosure from the Principal Risks section or include such investments in the Principal Strategies section of the prospectus.

Response: The Prospectus disclosure has been amended accordingly.

d.	Portfolio Performance
i.	In the Portfolio Performance narrative, please briefly describe the secondary index as per item 4(b)(2), instr.2(b) of Form N-1A.

Response: The Prospectus disclosure has been amended accordingly.

ii.	Please remove the parentheticals “primary index” and “secondary index” from the average annual total return table.

Response: The Prospectus disclosure has been amended accordingly.
30.	Comment: Pacific Dynamix Portfolio (all three)
a.	In the Acquired Fund Fees and Expenses, please replace the parenthetical “Underlying Portfolios” with language similar to that described in item 3, instr. 3(f)(i) of Form N-1A.

Response: The Prospectus disclosure has been amended accordingly.

b.	Please move or remove footnote 1 to the fee table as the disclosure is not permitted or required by the form.

Response: The Prospectus disclosure has been amended accordingly.

c.	As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund’s registration statement.

Response: The Prospectus disclosure has been amended accordingly.

d.	Please revise the Principal Strategies section to clarify what principal strategies of the underlying funds are expected, in the aggregate to represent principal strategies of the top tier fund. Presumably, this would be different for each fund, given the different asset allocations. Please also ensure that all principal risks for those principal strategies are summarized.

Response: The Prospectus disclosure has been amended accordingly.

e.	Please update the Asset Class Allocation Targets and the Underlying Portfolio Allocation Targets.

Response: The Prospectus disclosure has been amended accordingly.
31.	Comment: PD Underlying Funds
a.	Please explain supplementally, who, if anybody, would be the recipient of the underlying fund prospectuses.

Response: Currently there is only one version of the Fund’s prospectus and it contains all series of the Fund, including the PD underlying portfolios.

b.	In the Payments to broker-dealers and other financial intermediaries section of the prospectus, please confirm supplementally that the underlying portfolios pay services fees to PSD, as there are no service fees shown in the fee table.

Response: The PD underlying portfolios in Pacific Select Fund are only available for investment by the three Pacific Dynamix Portfolios. There is a service fee charged by each of the three Pacific Dynamix Portfolios, as reflected in their respective fee tables, but no service fees are charged to any of the PD underlying portfolios. Accordingly, no service fees are paid to PSD by the PD underlying portfolios. The disclosure has been amended to better clarify this.
32.	Comment: PD Aggregate Bond Index Portfolio
a.	As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund’s registration statement.

Response: The Prospectus disclosure has been amended accordingly.

b.	Please address the risk of tracking error in the principal risk disclosure.

Response: The Prospectus disclosure has been amended accordingly.

c.	Please clarify what are “TBA transactions” in the principal strategies section and summarize the risk of these strategies as well as the risk of asset backed securities.

Response: The Prospectus disclosure has been amended accordingly.

d.	Please delete the reference in the Risk section to loan participations or summarize them as a principal strategy.

Response: The Prospectus disclosure has been amended accordingly.
33.	Comment: PD High Yield Bond Market
a.	Please move or remove the language “formerly called PD High Yield Bond Index Portfolio” as this language is not required or permitted by the form.

Response: We respectfully decline to remove this language as we believe that identifying the prior portfolio name for a period of time is useful for shareholders to understand which portfolio is being referred to in the document, and because it helps to more clearly identify the Portfolio, it is permitted by Form N-1A.

b.	As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a few waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund’s registration statement.

Response: The Prospectus disclosure has been amended accordingly.

c.	Please address the risk tracking error in the principal risk disclosure.

Response: The Prospectus disclosure has been amended accordingly.

d.	The strategy section mentions investments in Rule 144A securities, asset-backed securities, trusts collateralized with leveraged loans, convertibles, preferreds and warrants, but omits any summary of the associated risks. Please revise the risk section accordingly.

Response: The strategy section has been updated to remove these securities and confirming changes to the risk section disclosure have been made.

e.	The Credit Risk portion of the Principal Risks disclosure includes references to assignments. Please either remove this disclosure from the Principal Risks section or include such investments in the Principal Strategies section of the prospectus.

Response: The Prospectus disclosure has been amended accordingly.

f.	The Principal Strategies section of the prospectus describes investments in derivative instruments. Please either remove this disclosure from the Principal Strategies section or include the corresponding risks in the Principal Risks section of the prospectus.

Response: General Instruction C.3.(b) to Form N-1A permits disclosure in addition to that which is strictly required by the form for all items other than Items 2-8, provided the additional disclosure is helpful to the reader and does not obscure the required disclosure. This approach is reinforced by IC-28584 (the Adopting Release for the recent Form N-1A amendments), which states, “While a fund may continue to include information in the prospectus that is not required, a fund may not include any such additional information in the summary section of the prospectus.” (emphasis added). We believe that the Item 9 disclosure about derivatives meets this standard, as it helps readers understand a potentially important strategy, even if that strategy does not rise to the level of a “principal” strategy.
34.	Comment: PD Large and Small Cap Growth and Value Index Funds

Please summarize the risks of investing in stocks with these capitalizations and investment styles.

Response: The Prospectus disclosure has been amended accordingly.

35.	Comment: PD Large-Cap Growth Index
a.	As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund’s registration statement.

Response: The Prospectus disclosure has been amended accordingly.

b.	Please address the risk of tracking error in the principal risk disclosure.

Response: The Prospectus disclosure has been amended accordingly.

c.	The Principal Strategies section of the prospectus describes investments in derivatives instruments. Please either remove this disclosure from the Principal Strategies section or include the corresponding risk in the Principal Risks section of the prospectus.

Response: General Instruction C.3.(b) to Form N-1A permits disclosure in addition to that which is strictly required by the form for all items other than Items 2-8, provided the additional disclosure is helpful to the reader and does not obscure the required disclosure. This approach is reinforced by IC-28584 (the Adopting Release for the recent Form N-1A amendments), which states, “While a fund may continue to include information in the prospectus that is not required, a fund may not include any such additional information in the summary section of the prospectus.” (emphasis added). We believe that the Item 9 disclosure about derivatives meets this standard, as it helps readers understand a potentially important strategy, even if that strategy does not rise to the level of a “principal” strategy.
36.	Comment: PD Large-Cap Growth Index
a.	As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund’s registration statement.

Response: The Prospectus disclosure has been amended accordingly.

b.	Please address the risk of tracking error in the principal risk disclosure.
Response: The Prospectus disclosure has been amended accordingly.
c.	The Principal Strategies section of the prospectus describes investments in derivatives instruments. Please either remove this disclosure from the Principal Strategies section or include the corresponding risks in the Principal Risks section of the prospectus.
Response: General Instruction C.3.(b) to Form N-1A permits disclosure in addition to that which is strictly required by the form for all items other than Items 2-8, provided the additional disclosure is helpful to the reader and does not obscure the required disclosure. This approach is reinforced by IC-28584 (the Adopting Release for the recent Form N-1A amendments), which states, “While a fund may continue to include information in the prospectus that is not required, a fund may not include any such additional information in the summary section of the prospectus.” (emphasis added). We believe that the Item 9 disclosure about derivatives meets this standard, as it helps readers understand a potentially important strategy, even if that strategy does not rise to the level of a “principal” strategy.
37.	Comment: PD Large-Cap Value Index
a.	As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund’s registration statement.
Response: The Prospectus disclosure has been amended accordingly.
b.	Please address the risk of tracking error in the principal risk disclosure.
Response: The Prospectus disclosure has been amended accordingly.
c.	The Principal Strategies section of the prospectus describes investments in derivatives instruments. Please either remove this disclosure from the Principal Strategies section or include the corresponding risk in the Principal Risks section of the prospectus.

Response: General Instruction C.3.(b) to Form N-1A permits disclosure in addition to that which is strictly required by the form for all items other than Items 2-8, provided the additional disclosure is helpful to the reader and does not obscure the required disclosure. This approach is reinforced by IC-28584 (the Adopting Release for the recent Form N-1A amendments), which states, “While a fund may continue to include information in the prospectus that is not required, a fund may not include any such additional information in the summary section of the prospectus.” (emphasis added). We believe that the Item 9 disclosure about derivatives meets this standard, as it helps readers understand a potentially important strategy, even if that strategy does not rise to the level of a “principal” strategy.
38.	Comment: PD Small-Cap Growth Index Portfolio
a.	As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund’s registration statement.
Response: The Prospectus disclosure has been amended accordingly.
b.	Please address the risk of tracking error in the principal risk disclosure.
Response: The Prospectus disclosure has been amended accordingly.
c.	The Principal Strategies section of the prospectus describes investments in derivatives instruments. Please either remove this disclosure from the Principal Strategies section or include the corresponding risk in the Principal Risks section of the prospectus.
Response: General Instruction C.3.(b) to Form N-1A permits disclosure in addition to that which is strictly required by the form for all items other than Items 2-8, provided the additional disclosure is helpful to the reader and does not obscure the required disclosure. This approach is reinforced by IC-28584 (the Adopting Release for the recent Form N-1A amendments), which states, “While a fund may continue to include information in the prospectus that is not required, a fund may not include any such additional information in the summary section of the prospectus.” (emphasis added). We believe that the Item 9 disclosure about derivatives meets this standard, as it helps readers understand a potentially important strategy, even if that strategy does not rise to the level of a “principal” strategy.
39.	Comment: PD Small-Cap Value Index Portfolio
a.	As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund’s registration statement.
Response: The Prospectus disclosure has been amended accordingly.
b.	Please address the risk of tracking error in the principal risk disclosure.
Response: The Prospectus disclosure has been amended accordingly.
c.	The Principal Strategies section of the prospectus describes investments in derivatives instruments. Please either remove this disclosure from the Principal Strategies section or include the corresponding risk in the Principal Risks section of the prospectus.
Response: The General Instruction C.3.(b) to Form N-1A permits disclosure in addition to that which is strictly required by the form for all items other than Items 2-8, provided the additional disclosure is helpful to the reader and does not obscure the required disclosure. This approach is reinforced by IC-28584 (the Adopting Release for the recent Form N-1A amendments), which states, “While a fund may continue to include information in the prospectus that is not required, a fund may not include any such additional information in the summary section of the prospectus.” (emphasis added). We believe that the Item 9 disclosure about derivatives meets this standard, as it helps readers understand a potentially important strategy, even if that strategy does not rise to the level of a “principal” strategy.
40.	Comment: PD International Large-Cap Portfolio

As a footnote to the fee table, please disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Please note, the fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund’s registration statement.

Response: The Prospectus disclosure has been amended accordingly.
41.	Comment: PD Emerging Markets Portfolio

The strategy section notes that the fund may invest in derivatives and credit instruments, but omits any summary of the associated risks. Please revise the risk section accordingly.

Response: The Prospectus disclosure has been amended accordingly.
42.	Comment: Additional Information About investments and Strategies
a.	It is unclear whether the information provided in this section refers to principal strategies or if it refers to nonprincipal strategies. If it refers to both, please either delete any discussion of non-principal strategies since they are not required to be in the prospectus, or segregate any discussion of those strategies from a discussion of principal strategies.
Response: The Prospectus disclosure has been amended accordingly.
b.	If the discussion of derivatives refers to their use as a principal strategies, please note that the summary section for the funds listed here as using that strategy omits any summary of the strategy. In this case, please revise the summary strategies and risks section for those funds accordingly.
Response: General Instruction C.3.(b) to Form N-1A permits disclosure in addition to that which is strictly required by the form for all items other than Items 2-8, provided the additional disclosure is helpful to the reader and does not obscure the required disclosure. This approach is reinforced by IC-28584 (the Adopting Release for the recent Form N-1A amendments), which states, “While a fund may continue to include information in the prospectus that is not required, a fund may not include any such additional information in the summary section of the prospectus.” (emphasis added). We believe that the Item 9 disclosure about derivatives meets this standard, as it helps readers understand a potentially important strategy, even if that strategy does not rise to the level of a “principal” strategy.

c.	The prospectus omits any discussion of many of the principal strategies summarized in the various summary sections, e.g., convertible securities, asset backed securities, Rule 144A securities, warrants. Please revise the prospectus to be fully responsive to Item 9(a) requirements.
In addition, the discussion in the section seems merely to repeat the strategies summarized in the summary section. See, e.g. the discussion on page 138 for the Dividend Growth Portfolio. Please revise the prospectus to avoid repetition of the summary section, since that is not the objective of Item 9(a) requirements. Further, please note that a discussion of principal strategies should be in one place. We note in this regard that the discussion on pages 141-142 properly belongs in such a discussion but is separated from the disclosure preceding the fees information. Please revise the prospectus accordingly.
Response: The Prospectus disclosure has been amended accordingly.
43.	Comment: Risk and Risk Definition
a.	Please clarify the preamble in this section the extent to which the section discusses principal versus nonprincipal risks, observing the same requirements for organization as that noted for strategies above.
Response: The Prospectus disclosure has been amended accordingly.
b.	Please revise the section to fully discuss all risks associated with the risks noted as being absent from the disclosure on principal strategies.
Response: The Prospectus has been revised to disclose principal risks associated with the principal strategies.
44.	Comment: Additional Information about Fees and Expenses

The expense waiver for the Long/Short Large Cap Portfolio expires April 30, 2010. Please note that in order to reflect this waiver in the fee table, the waiver must extend for at least one year from the effective date of the registration statement.

Response: The expense waiver for the Long/Short Large-Cap Portfolio was extended to April 30, 2011. The Prospectus disclosure has been amended accordingly.
45.	Comment: How Shares Prices are calculated

The disclosure states that the Fund “may” fair value securities if events materially affecting the value of foreign portfolio securities occur between the times when their price is determined and the time when the Fund’s net asset value is calculated. Please disclose instead that the Fund “will” fair value securities in its portfolio in these circumstances.

Response: The Prospectus disclosure has been amended accordingly.
46.	Comment: About the Managers
a.	Please include disclosure responsive to item 10(a)(1)(ii) of Form N-1A.
Response: The Prospectus disclosure has been amended accordingly.
b.	Please confirm supplementally that there are no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Fund or the Fund’s investment adviser or principal underwriter is a party as per item 10(a)(3) of Form N-1A.
Response: We confirm that there are no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Fund or the Fund’s investment adviser or principal underwriter is a party.
47.	Comment: How to Obtain Documents

Please disclose the actual website address in this section.

Response: The Prospectus disclosure has been amended accordingly.
48.	Comment: Portfolio Manager Compensation (SAI)
a.	With regard to Lazard’s quantitative compensation factors, please state the length of the period over which performance is measured as per item 20(b) of Form N-1A.
Response: The SAI disclosure has been amended accordingly.
b.	With regard to MFS, please be sure to update the information with regard to Daniel Ling.
Response: The SAI disclosure has been amended accordingly.
c.	With regard to NJF, for each type of compensation (e.g., salary, bonus, deferred compensation, retirement plans and arrangements), please describe with specificity the criteria on which that type of compensation is based as per item 20(b) of Form N-1A.
Response: The SAI disclosure has been amended accordingly.

d.	With regard to Pacific Asset Management, please describe how individual performance is measures for the annual variable incentive program (e.g., identify any benchmark used to measure performance and state the length of the period over which performance is measured).
Response: The SAI disclosure has been amended accordingly.
e.	With regard to SSgA FM, please clarify how the investments performance of a strategy is measured (e.g., identify any benchmark used to measure performance and state the length of the period over which performance is measured).
Response: Because the compensation information is provided to us from the applicable manager, we went back to SSgA FM for assistance in responding to this comment. The manager informed us that the portion of their language discussing compensation being tied to performance of investment strategies is applicable to only their active and enhanced portfolio management area, since the portfolio is managed by SSgA FM in a passive manner, SSgA FM stated that the disclosure regarding the benchmarks is not applicable, as such the language has been deleted.
49.	Comment: Disclosure of Portfolio Holdings (p. 123)
a.	Please explain supplementally why the fund needs to confirm that agreements with service providers contain a duty not to trade on non-public information (i.e., is this not a standard service agreement provision?).
Response: The confirmation process was previously completed and agreements were amended at that time as needed. The disclosure has now been amended accordingly.
b.	Please provide the location on the Fund’s website where either the information or a prominent hyperlink (or series of prominent hyperlinks) to the information will be available (as opposed to a link to the main page of Pacific Life’s website).
Response: The SAI disclosure has been amended accordingly.
50.	Comment: Proxy Disclosure Enhancements (SAI)

Please be sure to revise the SAI to reflect the Proxy Disclosure Enhancements updates to Form N-1A. See Securities Act Release No. 9089 (Dec. 16, 2009).

Response: The SAI disclosure has been amended accordingly.
51.	Comment: Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the registrant and its management are in possession of all facts relating to a fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the registrant is responsible for the adequacy and accuracy of the disclosure in the flings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: The Fund hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above-referenced filing and that the review of this filing by the SEC staff does not relieve the Fund from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.
If you have any questions or further comments regarding this matter please contact me at 949-219-6767.
Sincerely,
/s/ Robin S. Yonis